United States

Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: DNB Financial Corporation

NAME OF PERSONS RELYING ON EXEMPTION: CT Opportunity Management LLC, CT Opportunity Partners I LP, J. Abbott R. Cooper, Driver Management LLC, John B. Thompson II

ADDRESS OF PERSON RELYING ON EXEMPTION: 215 East 72nd Street, New York, NY 10021

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

ATTENTION DNBF SHAREHOLDERS

TIRED OF DNBF BEING RUN FOR THE BENEFIT OF MANAGEMENT AND DIRECTORS INSTEAD OF SHAREHOLDERS?

WONDERING WHERE YOUR CHANGE OF CONTROL PAYMENT IS?

DO YOU AGREE THAT THE DNBF BOARD SHOULD BE ACCOUNTABLE TO SHAREHOLDERS?

CT OPPORTUNITY PARTNERS I LP AND DRIVER MANAGEMENT LLC INTEND TO VOTE WITHOLD FOR DNBF’S NOMINEES

FOR DIRECTOR AND AGAINST APPROVING EXECUTIVE OFFICER COMPENSATION

CT Opportunity Partners I LP and Driver Management Company LLC (the “Reporting Persons” and “us”) are the beneficial owners of approximately 6.5% of the outstanding shares of common stock of DNF Financial Corporation (“DNBF”). The Reporting Persons have repeatedly sought to engage with the DNBF board of directors (the “Board”) over our:

•	Objection to the fact that DNBF made a change of control payment to a former employee (in the absence of any change of control) while failing to take steps to maximize shareholder value;

•	Demand that DNBF stop putting the interests of management ahead of shareholders and investigate the appropriateness of that payment; and

•	Request that DNBF take immediate steps to maximize value for all shareholders by engaging an experienced investment banking firm to solicit acquisition proposals for DNBF.

Displaying their trademark disdain for shareholder concerns and lack of accountability, the Board has failed to produce any evidence justifying their questionable payment to a former employee or taken any material steps to maximize value of DNBF for all shareholders.

IT’S FINALLY TIME TO HOLD THE DNBF BOARD ACCOUNTABLE AND PUT SHAREHOLDERS FIRST

The Reporting Persons intend to vote WITHOLD for DNBF’s board nominees and AGAINST approving executive compensation.

For too long, DNBF has been run primarily to benefit directors and management and has treated both shareholders and their disclosure obligations as a public company as unfortunate inconveniences.

2

Among the many examples of DNBF’s disdain for shareholders are:

•

Making Change of Control Payments without a Change in Control. The Board approved a more than $430,000 “Change of Control” payment to former employee Vincent Luizzi in the absence of any Change of Control actually taking place. This appears to be an unjustified waste of money that should go to shareholders. The Board has ignored (perhaps out of embarrassment or fear of legal liability) our repeated requests to provide a rational justification for this payment and to form a committee to review this payment. When pressed, the Board has simply said their legal counsel advised them the payment was required to be made and then refused to produce any evidence that counsel actually delivered this opinion or explained why the Board would think it appropriate to delegate pay decisions to an outside advisor.

•

Excessive and Problematic Pay Practices. During William Hieb’s tenure as CEO, DNBF’s total shareholder return has been less than a third[1] of that of the SNL U.S. Bank and Thrift Index. Perhaps this is because the Board has implemented pay practices that reward Mr. Hieb and CFO Gerald Sopp simply for sticking around rather than for improving performance. In the past two years alone, the Board put in place supplemental employee retirement plans (“SERPs”) for Messrs. Hieb and Sopp—who are 62—that grant them monthly retirement benefits for the next fifteen years after their 67th birthday.[2] Messrs. Hieb and Sopp can expect to receive annual retirement benefits of up to approximately $114,400 per year and $89,600 per year, respectively, or more than $3,000,000 in the aggregate.[3]

•

Single-Trigger Change in Control Payments. The Board has further insulated management from shareholders by granting them excessive payments in the event of a “Change in Control,” which appears to include simply signing a letter of intent or formal agreement for a change in control transaction[4] (whether or not any such transaction actually occurs). Upon such a signing, Messrs. Hieb and Sopp appear to be entitled to the discounted value of all amounts owed them pursuant to their SERPs—more than $3,000,000 in the aggregate—well before any shareholders might expect to receive any of the benefits of any transaction. Management may be entitled to additional payments of $2,547,083 for Mr. Hieb and $1,853,757 for Mr. Sopp[5] if they do not continue their employment after change in control. Although these additional payments are subject to the occurrence of certain other conditions, we expect the Board to rubber-stamp any justification management comes up with to enrich themselves, the same way that the Board approved Mr. Luizzi’s unjustified change in control payment.

•

Lax Board Oversight and Governance Failures. The payments and arrangements described above represent a clear and material transfer of value from shareholders to management. The Board has been either complicit in these transfers or asleep at the wheel. Given the substandard returns produced by the current management team and their obstruction in the face of shareholder demands to pursue a value maximizing transaction, our view is that these transfers are wholly unjustified, and that the board members approving these transfers have been derelict in their oversight of management.

_________

1 Total return calculated by S&P Global Market Intelligence for the period January 13, 2016 (when Mr. Hieb was appointed interim CEO) to January 16, 2017 (the day prior to the Reporting Persons filing their initial 13D) was 13.20% for DNBF and 51.48% for the SNL U.S. Bank and Thrift Index).

2 While the SERPs are conditioned upon Messrs. Hieb and Sopp being continuously employed by DNBF until their 67th birthday, they also clearly imply an expectation that both executives will remain in their current position until then, regardless of performance.

3 Assuming full vesting. See http://www.sec.gov/Archives/edgar/data/713671/000104746919001186/a2238025zdef14a.htm

4 See http://www.sec.gov/Archives/edgar/data/713671/000095015917000250/ex99-1.htm

5 Source http://www.sec.gov/Archives/edgar/data/713671/000104746919001186/a2238025zdef14a.htm

3

If you are tired of DNBF being run (in our view) for the benefit of directors and management, with little regard for shareholders, vote WITHOLD for DNBF’s nominees for director and AGAINST approving executive compensation at DNBF’s annual meeting on April 24, 2019.

* * *

IMPORTANT NOTICE: This communication is NOT a solicitation of proxies and the Reporting Persons are not seeking authority to vote any proxy in connection with DNBF’s 2019 annual meeting of shareholders. The Reporting Persons are not asking for your proxy card and will not accept proxy cards if sent.

* * *

April 4, 2019

Contact:

Abbott Cooper

917-744-7758

4